LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada H4A 3S5

Tel: (514) 488-3461 ext. 222                Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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                LMS FORMS RISK AND PATIENT SAFETY ADVISORY BOARD

MONTREAL, QUEBEC, MAY 4, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX:LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labor Management), today announced the creation of the LMS Risk and
Patient Safety Advisory Board and the appointment of Dr. Thomas J. Garite and
Mr. Harry G. Hohn to the Board.

Obstetrics has become one of the most litigated areas in healthcare. A comprehensive approach involving hospital administrators, clinicians, risk managers and insurers is needed to address this issue and improve patient safety and clinical outcomes. While each of these stakeholders plays a specific role in the obstetrical spectrum, all must work together in order to build effective risk reduction strategies.

The Risk and Patient Safety Advisory Board will provide guidance to LMS on how to achieve widespread adoption of its sophisticated risk management tools in obstetrics. This will include strategies to mobilize hospital teams to implement proactive risk reduction programs and to develop value propositions that address the concerns of the various stakeholders.

Dr. Garite is Professor Emeritus in the Department of Obstetrics and Gynecology
at the University of California, Irvine. He is Editor in Chief of the American
Journal of Obstetrics and Gynecology. His research interests have focused largely on intrapartum fetal monitoring and premature delivery. Dr. Garite has published over 120 articles and chapters and 3 books. He is a past-president of the Society of Perinatal Obstetricians, and a member of the Society of
Gynecologic Investigation, as well as numerous other distinguished societies.

Mr. Harry Hohn, a lawyer and member of the LMS Board of Directors, is well known throughout the US insurance industry having guided the New York Life Insurance
Company where he served as Chief Executive Officer and Chairman of the Board.
Mr. Hohn has also served as the head of a number of national insurance groups and charitable organizations. Mr. Hohn will chair the Advisory Board for the first year of its activities.

LMS specializes in risk management tools for clinicians and managers. The CALM tools incorporate statistical processes to quantify normal and abnormal labor progression as well as digital signal processing and neural network applications for the identification of abnormal fetal heart rate patterns. The CALM Curve provides for consistent and objective assessment of the labor progress at the bedside. CALM Patterns provides objective, real-time measurement and classification of fetal heart rate patterns. These tools address themes commonly found in adverse outcomes namely, failure to recognize and respond to abnormal tracings and prolonged labor.

 "Dr. Garite and Mr. Hohn bring exceptional expertise and experience to the challenge of improving care in today's healthcare system." said Diane Cote,
President and CEO of LMS. "We are pleased to have them join in our efforts to deliver tools that assist clinicians in the improvement of care and patient safety while reducing risk."

ABOUT LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.